SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PEN Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

706582 103

(CUSIP Number)

John F. Baron

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

(704) 444-1434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 706582 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Carl Zeiss, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 706582 103	SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, $0.0001 par value (the “Class A Stock”) of PEN Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441.

Item 2. Identity and Background.

This Schedule 13D is filed by Carl Zeiss, Inc. (“CZI”). CZI, a corporation organized under the laws of the State of New York, is a holding company. CZI’s assets consist primarily of the equity interests in its wholly-owned operating subsidiaries, Carl Zeiss Sports Optics, LLC, Carl Zeiss Microscopy, LLC, Carl Zeiss Industrial Metrology, LLC, Carl Zeiss SBE, LLC, Carl Zeiss X-ray Microscopy, LLC, and Carl Zeiss Canada, Ltd., and property, plant and equipment. CZI is primarily engaged in the business of providing shared corporate services for its operating subsidiaries.

The address of CZI for purposes of this filing is: One Zeiss Drive, Thornwood, NY 10594.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, (d) citizenship, of each executive officer and director of CZI, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

CZI has not, and the directors and executive officers of CZI have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The transaction relates to the sale by the Reporting Person of all of its shares of Class A Stock in the Issuer.

On May 23, 2017, the Reporting Person entered into a Stock Purchase and Sale Agreement (the “Purchase Agreement”) with the Rickert Family, Limited Partnership and Ronald J. Berman (collectively, the “Buyers”) pursuant to which the Buyers purchased from the Reporting Person a total of 263,462 shares of Class A Stock of the Issuer for a total purchase price of $100,000 or approximately $0.38 per share.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, neither the Reporting Person nor any person listed in Schedule A to this Schedule 13D owns any voting securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 4 of this Schedule 13D, there are no contracts, understandings, or relationships between the Reporting Person (or any person listed in Schedule A to this Schedule 13) and any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Share Purchase Agreement, dated May 23, 2017, by and among Carl Zeiss, Inc., the Rickert Family, Limited Partnership and Ronald J. Berman.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARL ZEISS, INC.

Date: June 1, 2017
	By:	/s/ Scott A. Margolin
	Name:	Scott A. Margolin
	Title:	Vice President - Compliance & Legal Affairs General Counsel & Secretary

CUSIP No. 706582 103	SCHEDULE 13D

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

CARL ZEISS, INC.

The executive officers and directors of Carl Zeiss, Inc. are set forth below. The individuals’ business addresses are c/o Carl Zeiss, Inc., One Zeiss Drive, Thornwood, NY 10594. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Carl Zeiss, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Stevens J. Chevillotte	President & Treasurer	France & Germany

Meg Donohue	Vice President Human Resources	United States

Scott A. Margolin	Vice President Compliance & Legal Affairs, General Counsel & Secretary	United States

James A. Sharp	Director, President Carl Zeiss Microscopy, LLC	United States

Michael Kirchner	Director // President, Carl Zeiss Industrial Metrology, LLC	Germany

Thomas Spitzenpfeil	Director // Member Executive Board & CFO, Carl Zeiss AG	Germany

Michael Kaschke	Chairman//Member Executive Board & CEO, Carl Zeiss AG	Germany

Andrew Chang	Director//Vice President, Carl Zeiss Meditec, Inc.,	United States

Angelo Rago	Director//Vice President, Carl Zeiss Meditec, Inc.,	United States

CUSIP No. 706582 103	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description

1	Share Purchase Agreement, dated May 23, 2017, by and among Carl Zeiss, Inc., the Rickert Family, Limited Partnership and Ronald J. Berman.